

Mail Stop 7010

April 7, 2009

By U.S. Mail and Facsimile

Mr. Bradley T. Leuschner
Chief Financial Officer
ICO, Inc.
1811 Bering Drive, Suite 200
Houston, TX 77057

>   **Re: ICO, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2008**
>   **Form 10-Q for the Fiscal Quarter Ended December 31, 2008**
>   **Definitive Proxy Statement on Schedule 14A filed January 23, 2009**
>   **File No. 001-08327**

Dear Mr. Leuschner:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2008

General

1.   In future filings, on the cover page, please disclose the name of each exchange on which your common stock is registered.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Liquidity and Capital Resources, page 29
Financing Arrangements, page 30

2.   In future filings, disclose the amount outstanding in your $30 million revolving credit facility and disclose the financial covenant that was violated by your New Zealand subsidiary.

Forward-Looking Statements, page 32

3.   In future filings containing risk factor disclosures, please refrain from using qualifying or limiting statements, such as references to other risks of which you are currently unaware. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them.

Signatures, page 40

4.   In future filings, the principal accounting officer must sign the Form 10-K.

Financial Statements, page F-1
Consolidated Balance Sheets, page F-3

5.   The amount that you classify as other current liabilities is greater than 11% of your total current liabilities in each period presented. Please tell us what consideration you have given to the requirement to state separately any items that exceed 5% of total current liabilities. Please refer to Rule 5-02 of Regulation S-X for guidance on this issue.

Condensed Financial Information – Parent Company Only, page F-28
Note 1 – Basis of Presentation, page F-31

6.   Please revise your reference in future filings to say "Rule 4-08(e)(3)" of Regulation S-X.

Form 10-Q for the Fiscal Quarter Ended December 31, 2008

Item 1. Financial Statements, page 3
General

7.   With a view towards future disclosure, please tell us how you have considered decreases in your market capitalization and operating losses in your ICO Asia Pacific segment in your goodwill impairment analysis.

Item 2. Management's Discussion and Analysis..., page 18

Liquidity and Capital Resources, page 25
Financing Arrangements, page 26

8.   We note your disclosure that since your financial covenants under your Credit Agreement are based on profitability, it is possible that you may violate one of the financial covenants. Please revise future filings to include a more specific and comprehensive discussion regarding how the loss of the Credit Facility may impact your liquidity as well as management's plan should you be unable to reach an agreement with your lender regarding a revision of your financial covenants.

9.   Given the importance of available funding to your business, please revise future filings to include a more specific and comprehensive discussion of the terms of the significant covenants contained within your foreign debt agreements. Please revise future filings to present, for your most significant domestic and foreign financial covenants, your actual ratios/amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such a presentation will allow investors to more easily understand your current ability to meet and to continue to meet your financial covenants.

Definitive Proxy Statement on Schedule 14A filed January 23, 2009

General

10.   In future filings, please provide disclosure pursuant to Item 407(e)(4) of Regulation S-K.

Annual Performance Compensation, page 16

11.   We note that following the end of fiscal year 2008, the Compensation Committee offered the each Executive Leadership Team member the option to cancel all or a portion of their respective cash bonus awards in exchange for an equivalent award of restricted stock. In future filings, please discuss the purpose of such an offer.

Compensation of the Business Unit Presidents . . ., page 19

Compensation of the Chief Financial Officer, page 21

12.   In future filings, please discuss the reasons for increases in the base salaries of
        named executive officers.

13.   We note that for the annual incentive bonus, you have not disclosed each of the
        performance targets including the subjective components and the actual historical
        performance related to such targets for each of the business unit presidents who
        are named executive officers and the Chief Financial Officer. As this information
        appears to be material, the only basis for withholding this information is set forth
        in Instruction 4 to Item 402(b) of Regulation S-K. In future filings, please
        disclose your performance targets or tell us why the disclosure of these goals
        would result in you suffering substantial competitive harm consistent with this
        instruction. In this regard, we direct your attention to and note that you should
        address in detail both the materiality to investors of the objectives and the
        likelihood that the disclosure of the objectives would cause substantial harm to
        your competitive position. Finally, please note that we may have additional
        comments on whether you have met the standards for treating the information
        confidentially.

Termination and Change-in-Control Provisions…, page 23 and 24

14.   In future filings, please consider reformatting the disclosure to provide
        information about the potential payouts in tabular format that shows the
        maximum payouts in the applicable circumstances. We believe that such a
        presentation would make the disclosure concise and more accessible, and would
        allow you to consolidate and simplify associated text. See Section VI of
        Commission Release 33-8732A, which refers to the use of tabular presentations
        or bullet lists for complex material, wherever possible.

Director Compensation table, page 11

15.   We note that there is no footnote number 8 in the table corresponding to the
        footnote 8 explanation following the table. In future filings, please ensure that
        each footnote following your tabular disclosure correctly corresponds to footnote
        designations in the table.

                        *   *   *

        Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please furnish your response on EDGAR as a
correspondence file. Please understand that we may have additional comments after
reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sherry Haywood, Staff Attorney, at (202) 551-3345, if you have any questions regarding comments on legal matters. If you have any questions regarding financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief